August 11, 2020	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	Zen Graphene Solutions Ltd.
Confirmation of Notice of Record and Meeting Dates

Dear Sirs:

We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	98935P108	CA98935P1080

2.	Meeting Type:	Annual General & Special
3.	Record Date:	August 14, 2020
4.	Beneficial Ownership Date:	August 14, 2020
5.	Mail Date:	August 28, 2020
6.	Meeting Date:	September 28, 2020

7.	Classes or Series of Securities that entitle
	the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle
	the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual General & Special

10.	Notice-and-Access:
	Registered Shareholders:	Yes
	Beneficial Holders:	Yes
	Stratification Level:	Not Applicable
	E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials
	directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting
	Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting
	Beneficial Owners:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for Zen Graphene Solutions Ltd.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2 Tel: 416-350-5007 Fax 416-350-5008 Website: www.capitaltransferagency.com email: info@capitaltransferagency.com